FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2015

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 23, 2015, announcing that Avanti Deploys HTS VSAT Networks from Gilat for Broadband Connectivity Across the UK.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: December 23, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Press Release	Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Avanti Deploys HTS VSAT Networks from Gilat
for Broadband Connectivity Across the UK

Satellite-based Internet Services for Rural Enterprises and Consumers Delivered
as Part of “Broadband Delivery UK” Initiative

Petah Tikva, Israel - December 23, 2015 - Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Avanti Communications Group plc (AIM: AVN), a broadband satellite operator, is deploying Gilat VSATs to provide the fastest available broadband Internet access to rural households throughout the UK.

Avanti has been contracted by the ‘Broadband Delivery UK’ government initiative, which subsidizes the deployment of broadband to meet UK national connectivity objectives.

Gilat is supplying its Gemini compact, high-performance satellite routers, which are designed for cost-effective residential use, as they are super-fast and easy to self-install.

“We chose Gilat equipment because it adds a new dimension to our portfolio. At 30Mb per second, it is the fastest product in the market at a consumer price point,” commented Matthew O’Connor, Chief Operating Officer of Avanti Communications.

“The Avanti deal is significant for us because it addresses two of our growth engines at the same time: High-Throughput Satellite and Broadband Internet in rural areas,” explained Dov Baharav, Gilat's interim CEO and Chairman of the Board. “We are delighted to have been chosen for this project and we are looking forward to close cooperation with Avanti.”

About Avanti Communications
Avanti connects people wherever they are - in their homes, businesses, in government and on mobiles. Through the HYLAS satellite fleet and more than 150 partners in 118 countries, the network provides ubiquitous internet service to 27 per cent of the world’s population. Avanti delivers the level of quality and flexibility that the most demanding telecoms customers in the world seek.

Avanti is the first mover in high throughput satellite data communications in EMEA. It has rights to orbital slots and Ka-band spectrum that cover an end market of over 1.5bn people. The Group has invested $1.2bn in a network that incorporates satellites, ground stations, datacentres and a fibre ring. Avanti has a unique Cloud based flexible customer interface that is protected by patented technology.

The Group has three satellites in orbit and a further two fully-funded satellites under construction. Avanti Communications is listed in London on AIM (AVN:LSE).

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat is a company under the control of the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com
KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com
Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com